Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	June 10, 2014

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
360 Funds (the “Trust”) (File No. 333-195775) on behalf of the IMS Capital Value Fund, the IMS Strategic Income Fund and the IMS Dividend Growth Fund (the “Funds”), the proposed new series of the Trust

Dear Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson and Ms. Kathy Turco, each of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter contains the Trust’s response to oral comments received from Ms. Turco on June 3, 2014 and from Ms. O’Neal-Johnson on June 6, 2014 in connection with the review of the Trust’s Registration Statement on Form N-14, filed electronically on May 7, 2014, as amended on May 19, 2014.  Set forth below is a summary of the comments received from Ms. Turco and Ms. O’Neal-Johnson and the Trust’s responses thereto.

ACCOUNTING COMMENTS

Proxy Statement / Prospectus (together, the “Prospectus”) – Part A

1.
Comment:  Please confirm whether IMS Capital Management, Inc. (the “Adviser”) has entered into a contractual expense limitation agreement for the new IMS Strategic Income Fund and the new IMS Dividend Income Fund, and if so, please confirm the expiration date for each expense limitation agreement.

Response:  The Adviser has entered into a contractual expense limitation agreement for both the new IMS Strategic Income Fund and the new IMS Dividend Growth Fund. The expiration date for each expense limitation agreement is October 31, 2015.

2.
Comment:  Please consider separating the pro forma fee table found on page 15 of the Prospectus into three separate fee tables (one for each new Fund), as well as augmenting the disclosure regarding the imposition of the redemption fee.

Response:  The Trust has updated the fee tables and redemption fee disclosure as suggested.

Securities and Exchange Commission
June 10, 2014

3.
Comment:  Please consider adding additional disclosure in the shareholder letter and at page 24 of the Prospectus explaining why the expense ratios of the new Funds are lower than the expense ratios of the predecessor Funds. Please also confirm that the expense ratio estimates assume the same amount of assets under management for the new Funds as the predecessor Funds.

Response:  The Trust has updated the disclosure regarding the lowered expense ratios as follows (added language in italics): “It is anticipated that each New Fund’s operating costs following the Reorganization will be lower than the corresponding Existing Fund’s current operating costs.  The reduction in expected operating costs is the result of the difference in fees charged by service providers to the New Funds versus the fees charged by service providers to the Existing Funds.”

Further, the Trust confirms that the expense ratio estimates assume the same amount of assets under management for the new Funds as the predecessor Funds.

4.
Comment:  Please complete the capitalization table found at page 23 of the Prospectus as of a more recent date than April 30, 2014. In addition, please consider adding a row for each Fund showing the adjustments for each Fund reflecting the effect of the estimated reorganization costs.

Response:  The Trust has completed the capitalization table as of May 31, 2014, and has added the requested disclosure to the table regarding adjustments to the pro forma figures presented.

5.	Comment: Please complete the chart on page 25 of the Prospectus providing the costs and expenses of the reorganization.

Response:  The Trust has completed the chart as requested.

Exhibits – Part C

6.	Comment: Please provide the form of tax opinion for each of the reorganizations within Item 16 of Part C.

Response: The Trust has provided a form of tax opinion from Graydon Head & Ritchey LLP for each of the proposed reorganizations within Item 16 of Part C.

LEGAL COMMENTS

Proxy Statement / Prospectus (together, the “Prospectus”) – Part A

7.	Comment: Please consider updating the disclosure in the shareholder letter regarding the reorganization costs to be borne by the shareholder.

Securities and Exchange Commission
June 10, 2014

Response:  The Trust has updated the disclosure regarding reorganization costs to be borne by shareholders as follows (added language in italics): “No sales loads, commissions or other transactional fees will be imposed on shareholders in connection with the reorganization.  The Funds and their shareholders will bear certain legal, printing, filing and mailing costs in connection with the reorganization.”

8.	Comment: Please confirm whether the Trust must provide 60 days’ advance notice to change the investment objective for each new fund. If so, please update the disclosure for each new Fund accordingly.

Response:  The Trust confirms that the Trust must provide 60 days’ advance notice to change the investment objective for each new Fund. As such, the Trust has updated the disclosure for each new Fund accordingly at pages 1, 5 and 11 of the Prospectus.

9.
Comment:  Please revise the disclosure on page 6 of the Prospectus in the Principal Investment Strategy of the new IMS Strategic Income Fund regarding that Fund’s investment in high yield bonds rated below investment grade. Please also confirm that the High Yield Risk disclosure states that such investments are speculative.

Response:  The Trust has determined its disclosure regarding the IMS Strategic Income Fund’s investment in high yield bonds is adequate and has deleted the language in question on page 6 of the Prospectus. The Trust also confirms that the seventh line of the High Yield Risk disclosure contains the sentence: “As a result, high yield securities are considered predominately speculative.”

10.	Comment: Please add additional disclosure regarding Credit Risk to the Principal Risks Section for the new IMS Strategic Income Fund on page 10 of the Prospectus.

Response: The Trust has added additional disclosure regarding Credit Risk on page 10 of the Prospectus.

11.	Comment: Please clarify the disclosure regarding dividend treatment in the REIT risk disclosure on page 14 of the Prospectus.

Response:  The Trust amended the REIT risk disclosure on page 14 of the Prospectus to read: “Payments by REITs will be counted as dividends for this purpose even if such payments do not qualify as dividends for federal tax purposes.”

12.
Comment:  Please consider updating the language on page 19 of the Prospectus to ensure that the stated concentration policy considers the underlying investments of any investment companies in which the Fund(s) invests.

Securities and Exchange Commission
June 10, 2014

Response:  The Trust has the disclosure on page 19 of the Prospectus to include a statement that the “New Funds, however, will consider the concentration of underlying registered investment companies when evaluating the New Funds’ overall compliance with this limitation.”

Exhibits – Part C

13.	Comment: Please correctly number the Items in Part C.

Response: The Trust has updated the Item numbers in Part C to match that required by Form N-14.

14.
Comment:  Please add an third undertaking within Item 17 of Part C to confirm that the Trust will file the final opinion and consent of counsel regarding the tax consequences of the proposed reorganizations upon the closing of the reorganizations.

Response: The Trust has added undertaking number (3) to Item 17 of Part C, which reads: “The undersigned Registrant agrees to file by Post-Effective Amendment the opinion and consent of counsel regarding the tax consequences of the proposed reorganizations as required by Item 16(12) of Form N-14 upon closing of the Reorganizations.”

Securities and Exchange Commission
June 10, 2014

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of 360 Funds

cc:        Ms. Deborah O’Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Ms. Kathy Turco
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Randall Linscott
360 Funds
4520 Main Street
Suite 1425
Kansas City, MO 64111